SUNSHINE HEART, INC.

12988 Valley View Road

Eden Prairie, Minnesota 55344

August 8, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:          Sunshine Heart, Inc.

Registration Statement on Form S-1

File No. 333-182727

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunshine Heart, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, August 9, 2012 or as soon thereafter as possible.

The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Zimmerman of Faegre Baker Daniels LLP with any questions or comments at (612) 766-8419. Thank you for your assistance with this filing.

Sincerely yours,

SUNSHINE HEART, INC.

By:	/s/ Jeffrey Mathiesen
Jeffrey Mathiesen
Chief Financial Officer